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                             October 26, 2021

       Kevin Krumm
       Chief Financial Officer
       APi Group Corp
       1100 Old Highway 8 NW
       New Brighton, MN 55112

                                                        Re: APi Group Corp
                                                            Form 10-K for the
year ended December 31, 2020
                                                            Filed on March 24,
2021
                                                            Form 8-K filed on
August 11, 2021
                                                            File No. 001-39275

       Dear Mr. Krumm:

               We have reviewed your October 4, 2021 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 1, 2021 letter.

       Form 8-K filed on August 11, 2021

       General

   1. We have considered your response to prior comment 3 and continue to believe your
                                                           Depreciation
remeasurement    adjustment results in presenting non-GAAP measures that
                                                        substitute individually
tailored recognition and measurement methods given that it adjusts for partial
depreciation expense. Please revise your non-GAAP measures to remove this adjustment in future
filings. Refer to Question 100.04 of the Non-GAAP Compliance and
                                                        Disclosure
Interpretations.


                                                        You may contact Ameen
Hamady at 202-551-3891 or in his absence, Shannon
 Kevin Krumm
APi Group Corp
October 26, 2021
Page 2

Menjivar at 202-551-3856 if you have any questions.



FirstName LastNameKevin Krumm                         Sincerely,
Comapany NameAPi Group Corp
                                                      Division of Corporation
Finance
October 26, 2021 Page 2                               Office of Real Estate &
Construction
FirstName LastName